Jason T. Simon, Esq.

Tel 703.749.1386

Fax 703.714.8386

simonj@gtlaw.com

October 28, 2020

Office of Real Estate & Construction

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attn: Pam Howell

Wilson Lee

Jeffery Lewis

David Link

Re:	New Beginnings Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 22, 2020

File No. 333-248944

Dear Ms. Howell:

Set forth below is the response to the comment that was provided by the Commission’s staff to our client, New Beginnings Acquisition Corp. (the “Company”), by your letter dated October 28, 2020 (the “Comment Letter”), regarding the above-referenced filing (the “Registration Statement”). The text of the comment in the Comment Letter is included in the Company’s response for your reference. In addition to the responses to the Commission’s comment, concurrently with the filing of this letter, the Company will file Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) reflecting the Commission’s requested disclosure edits.

General

1. We note the disclosure in footnote 5 to the financial statements that the extension payments will be made in the form of non-interest bearing loans. Please provide clear disclosure throughout the prospectus, and add risk factor disclosure. Please also provide clear disclosure throughout the prospectus that the investors will not have redemption rights in connection with the two extensions and that this feature is different from the traditional SPAC structure.

Response:

The disclosure has been revised as requested. Please see pages 5, 30 and 76 of the Amended Registration Statement.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (703) 749-1386.

Sincerely yours,

/s/ Jason Simon
Jason Simon
Greenberg Traurig, LLP

cc:	Michael S. Liebowitz
Chief Executive Officer
New Beginnings Acquisition Corp.